Exhibit 99.1

2026/27

FIRST QUARTER REPORT

FISCAL AND ECONOMIC UPDATE

TABLE OF CONTENTS

2	7
Introduction	Risks to the Fiscal Forecast

3	8
Overview of Changes from Budget 2026	Summary Revenue Table

4	9
Revenue Changes from Budget 2026	Summary Expense Table

6	10
Expense Changes from Budget 2026	Economic Update

PROVINCE OF MANITOBA 2026/27 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 1

INTRODUCTION

The First Quarter Report provides the first fiscal and economic update for Manitoba since the release of Budget 2026 for the 2026/27 fiscal year. Budget 2026, tabled on March 24, 2026, projected a deficit of $498 million for the 2026/27 fiscal year.

The first quarter updated forecast for the fiscal year 2026/27 is a deficit of $496 million, representing a slight improvement of $2 million from Budget 2026.

Total revenue is forecast at $27.1 billion while total expenses are forecast at $27.6 billion.

The forecast for net debt has decreased by $1.7 billion relative to the forecast net debt in Budget 2026. The change in forecast net debt was mainly due to a change in the opening net debt balance that was adjusted to align with the net debt reported in the 2025/26 Public Accounts. As a result, the net debt to gross domestic product (GDP) ratio is forecast at 36.4 per cent in 2026/27, a decrease of 1.8 percentage points from the 38.2 per cent forecast in Budget 2026.

The updated net debt to GDP ratio forecast of 36.4 per cent for 2026/27 is in line with the 36.4 per cent reported in the 2025/26 Public Accounts.

2026/27 Summary

(Millions of Dollars)	Forecast	Budget	Change

Revenue	27,114	26,820	294

Expense	27,610	27,318	292

Operating Surplus {Deficit)	(496)	(498)	2

Summary Net Debt	38,056	39,714	(1,658)

Net Debt to GDP	36.4%	38.2%	(1.8)

2 PROVINCE OF MANITOBA 2026/27 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE

OVERVIEW OF CHANGES FROM BUDGET 2026

The graph below depicts the forecasted changes in revenue and expenses and the corresponding forecasted changes to the deficit from Budget 2026 to this fiscal update. The orange bars indicate an improvement of the deficit and the yellow bars indicate a worsening of the deficit. The net effect of these changes resulted in a decrease in the forecasted deficit from $498 million to $496 million.

Changes from Budget 2026

PROVINCE OF MANITOBA 2026/27 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 3

REVENUE CHANGES FROM BUDGET 2026

(Millions of Dollars)

Summary Budget - Revenue	26,820

Revenue Changes from Budget:

Net Changes in Taxation Revenue

Individual Income Tax	160

Corporation Income Tax	19

Retail Sales Tax	(10)

Other Net Changes in Taxation Revenue	15

Subtotal Taxation Revenue	184

Net Changes in Fees and Other Revenue	20

Net Changes in Federal Transfers	(17)

Net Income from Government Business Enterprises:

Manitoba Hydro	107

Total Revenue Changes from Budget	294

Revenue Forecast	27,114

Revenue in 2026/27 is forecast at $27,114 million, an increase of $294 million from the budget forecast of $26,820 million.

Major Revenue Variances

Individual Income Tax is forecast to increase by $160 million compared to budget reflecting 2025 Canada Revenue Agency (CRA) year-to-date gross tax assessments that were stronger than assumed in Budget 2026 as well as stronger 2026 projected labour income growth and stronger projected employment growth compared to the assumptions used in Budget 2026. The increase to individual income tax revenues has been conservatively forecast, as a measure of prudence due to global economic uncertainty.

Corporation Income Tax is forecast to increase by $19 million compared to budget reflecting stronger projected business income growth in 2026 compared to the assumptions used in Budget 2026.

Retail Sales Tax is forecast to decrease by $10 million compared to budget, due to the retail sales tax exemption on food and beverages sold at grocery stores being extended to convenience stores, which was not originally contemplated at budget.

4 PROVINCE OF MANITOBA 2026/27 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE

Other Net Changes in Taxation Revenue is forecast to increase by $15 million compared to budget, driven primarily by an increase in levy for health and education due to an upward revision in the estimated growth for wages and salaries compared to the assumptions used in Budget 2026, which is partially offset by lower projected Education Property Taxes than forecast at budget.

Net Changes in Fees and Other Revenue is forecast to increase by $20 million compared to budget reflecting anticipated insurance proceeds related to flood-related costs in the health care system.

Net Changes in Federal Transfers is forecast to decrease by $17 million compared to budget reflecting a decrease in revenue related to the Early Learning and Child Care bilateral agreements partially offset by an increase in Disaster Financial Assistance Arrangement (DFAA) recoveries related to the summer flood events.

Net Income from Government Business Enterprises is forecast to increase by $107 million, due to a positive variance of $107 million for Manitoba Hydro. The improvement in earnings from budget for Manitoba Hydro is largely the result of favourable net export revenues that resulted from above average water conditions experienced in the first quarter and lower finance expenses.

The first quarter forecast for Manitoba Public Insurance (MPI) remains unchanged since budget. Early indications of an improved net-income position at MPI did not account for incremental hail related expenses, which will be largely offset by re-insurance revenues. A projection factoring in the impact of hail-related expenses will be provided in the Second Quarter Report.

PROVINCE OF MANITOBA 2026/27 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 5

EXPENSE CHANGES FROM BUDGET 2026

(Millions of Dollars)

Summary Budget - Expense	27,318

Expense Changes from Budget:

Emergency Expenditures	277

Business, Mining, Trade and Job Creation	13

Agriculture	2

Total Expense Changes from Budget	292

Expense Forecast	27,610

Expenses in 2026/27 are forecast at $27,610 million, an increase of $292 million from the budget forecast of $27,318 million.

Major Expense Variances

Emergency Expenditures is currently projected at $277 million over budget primarily related to costs associated with the 2026 June Heavy Rains Disaster Financial Assistance programs, the Manitoba Flood Recovery Program, flood-related costs in the health care system and the 2026 wildfire response. As noted in the revenue variances, these expenses are projected to be partially offset by federal recoveries and insurance recoveries.

Business, Mining, Trade and Job Creation and Agriculture are projected to be a combined $15 million over budget for 2026/27 due to the operating impact of the government’s $103 million in supports announced as part of Manitoba’s response to the latest U.S. tariffs and escalating trade threats from the Trump administration. This $103 million included programming, loans and loan guarantees. Operating costs include costs related to the Workforce Stabilization and Youth Employment Program, enhancements to the Export Support Program, the Canadian Manufacturers and Exporters Made-in-Manitoba initiative and export advisory services, support for interprovincial trade missions and operating costs related to loans and loan guarantees.

6 PROVINCE OF MANITOBA 2026/27 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE

RISKS TO THE FISCAL FORECAST

Revenue

Nominal gross domestic product (GDP) measures the total value of goods and services produced in an economy without adjusting for inflation and serves as an important indicator for projected tax revenues. Changes in nominal GDP can have a significant influence on total revenue. This year, the ongoing threat of tariff changes is creating even more economic uncertainty than usual. To reflect this, the first quarter tax projections have been conservatively forecast as a measure of prudence.

Approximately 50 per cent of Manitoba’s revenue is derived from taxation revenue which is susceptible to fluctuation based on the underlying levels of economic activity. Conversely, federal transfers constitute around 35 per cent of total revenue and are governed by fixed funding arrangements that remain mostly unchanged throughout the year.

Another source of fluctuation in the revenue forecast is the net income from Government Business Enterprises, notably from Manitoba Hydro whose financial results can change significantly due to factors beyond management’s control including water levels and prices in the energy markets.

Revenue Contingency

To mitigate some of the risks of a revenue downturn, a $100 million revenue contingency was included in Budget 2026. This contingency has been maintained at $100 million in this forecast to mitigate the risk of future revenue decreases.

Expense

The expense forecast contained in the budget was based on department and service delivery organization plans. Major risks include changes in planning assumptions such as demand for government services in health care, education and community social services sectors, costs associated with responding to floods or other natural disasters and supply cost increases and inflationary pressures.

Expense Contingency

To mitigate some of the risks of expense increases, Budget 2026 included an Enabling Appropriation called Internal Service Adjustments, Contingencies and Limited-Term Funding of $231 million. Contingencies funded from this appropriation include developments that could be anticipated but not with enough certainty to make a reasonable estimate of the costs, or where final costs were dependent on a pending decision by government.

PROVINCE OF MANITOBA 2026/27 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 7

SUMMARY REVENUE

(Millions of Dollars)	Forecast	Budget	Change

Income Taxes

Individual Income Tax	5,235	5,075	160

Corporation Income Tax	1,277	1,258	19

Subtotal: Income Taxes	6,512	6,333	179

Retail Sales Tax	3,027	3,037	(10)

Education Property Taxes	1,079	1,082	(3)

Other Taxes

Corporations Taxes	307	307	-

Fuel Taxes	320	320	-

Land Transfer Tax	165	165	-

Levy for Health and Education	492	474	18

Tobacco Tax	88	88	-

Other Taxes	40	40	-

Subtotal: Other Taxes	1,412	1,394	18

Tuition Fees	496	496	-

Fees and Other Revenue

Fines and Costs and Other Legal	69	69	-

Minerals and Petroleum	26	26	-

Automobile and Motor Carrier Licences and Fees	190	190	-

Parks: Forestry and Other Conservation	57	57	-

Water Power Rentals	62	62	-

Service Fees and Other Miscellaneous Charges	2,273	2,253	20

Subtotal: Fees and Other Revenue	2,677	2,657	20

Federal Transfers

Equalization	5,044	5,044	-

Canada Health Transfer	2,086	2,086	-

Canada Social Transfer	652	652	-

Shared Cost and Other Transfers	1,858	1,875	(17)

Subtotal: Federal Transfers	9,640	9,657	(17)

Net Income from Government Business Enterprises	1,048	941	107

Recovery from Government Business Enterprises and Other Investment Earnings	1,323	1,323	-

Contingency	(100)	(100)	-

Total Summary Revenue	27,114	26,820	294

8 PROVINCE OF MANITOBA 2026/27 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE

SUMMARY EXPENSE

(Millions of Dollars)	Forecast	Printed Budget	Enabling Allocation	Budget After Reallocations	Change

Legislative Assembly	71	71	-	71	-

Executive Council	6	4	2	6	-

Advanced Education and Training	2,101	2,098	3	2,101	-

Agriculture	543	540	1	541	2

Business, Mining, Trade and Job Creation	205	181	11	192	13

Education and Early Childhood Learning	4,410	4,410	-	4,410	-

Environment and Climate Change	232	223	9	232	-

Families	2,209	2,201	8	2,209	-

Finance	102	91	11	102	-

Health, Seniors and Long-Term Care	10,609	10,590	19	10,609	-

Housing, Addictions and Homelessness	881	881	-	881	-

Innovation and New Technology	135	135	-	135	-

Justice	979	965	14	979	-

Labour and Immigration	41	41	-	41	-

Municipal and Northern Relations	832	819	13	832	-

Natural Resources and Indigenous Futures	161	156	5	161	-

Public Service Commission	34	33	1	34	-

Public Service Delivery	259	259	-	259	-

Sport, Culture, Heritage and Tourism	113	108	5	113	-

Transportation and Infrastructure	612	608	4	612	-

Enabling Appropriations	165	271	(106)	165	-

Emergency Expenditures	327	50	-	50	277

Tax Credits	201	201	-	201	-

Debt Servicing	2,382	2,382	-	2,382	-

Total Summary Expense	27,610	27,318	-	27,318	292

PROVINCE OF MANITOBA 2026/27 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 9

ECONOMIC UPDATE

Manitoba Economic Outlook at a Glance
	Budget 26 2026F	Update 2026F	Budget 26 2027F	Update 2027F

Gross Domestic Product Growth

Real	1.3	1.1	1.7	1.7

Nominal	3.6	4.1	3.8	3.7

Consumer Price Index	2.4	3.2	2.1	2.1

Employment	0.9	1.6	0.8	0.8

Unemployment Rate(%)	5.8	5.6	5.6	5.3

Population	0.3	0.6	0.3	0.2

per cent change unless otherwise noted

Source: Manitoba Finance Survey of Economic Forecasts

The 2026/27 First Quarter Economic Update expects real gross domestic product (GDP) to expand by 1.1 per cent in 2026 - down from the forecasted 1.3 per cent at the time of Budget 2026 - which reflects the updated economic forecast due primarily to the tariffs imposed by the United States and the associated impacts with the effective closure of the Strait of Hormuz on global commodities. Real GDP growth is expected to increase to 1.7 per cent in 2027, unchanged from what was forecasted at budget. While the impact to the real GDP forecast is driven largely by external events, Manitoba’s strong labour market is providing a cushion relative to expectations at budget. A conservative first quarter revenue forecast helps insulate the province from the broader economic uncertainty.

2026 Economic Forecasts, Manitoba,

Budget 2026 & 2026/27 First Quarter Report

Source: Manitoba Finance Survey of Economic Forecasts

Nominal GDP growth, which is a key driver of tax revenue growth, is expected to increase by 4.1 per cent in 2026 and 3.7 per cent in 2027, compared to the Budget 2026 forecasts of 3.6 per cent and 3.8 per cent, respectively. The upward revision for 2026 reflects higher-than-expected economy-wide price growth, as higher inflation has increased the value of economic activities.

There is considerable uncertainty in the economic outlook driven by U.S. tariffs and evolving trade policies. These trade-related developments continue to create uncertainty for businesses and exporters, which may weigh on investment decisions and economic growth. The Bank of Canada has maintained its policy rate at 2.25 per cent since October 2025, helping support household spending, housing activity, and business investment.

10 PROVINCE OF MANITOBA 2026/27 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE

Manitoba Economic Indicators

Overall, year-to-date economic indicators suggest stronger economic activity than implied by the current consensus forecast for 2026.

Most major economic indicators in Manitoba have been improving in 2026 compared with the same period last year. Employment, average weekly earnings, retail sales, manufacturing sales, wholesale trade, housing starts, and building permits all posted gains. Manitoba’s housing sector has been particularly strong, with housing starts rising 39.2 per cent year-to-date, driven largely by multi-unit construction, while building permits increased 18.3 per cent. Retail sales continued to grow, supported by growth in employment and earnings, as did manufacturing sales and wholesale trade.

New motor vehicle sales declined by 5.8 per cent compared with the same period last year. However, this decline follows a period of strong vehicle sales growth in 2025, when some consumers likely accelerated vehicle purchases amid uncertainty regarding potential tariffs and their impact on vehicle prices, resulting in a higher comparison base.

For up-to-date economic and financial information, please visit the Manitoba Finance Economic Dashboard.

Manitoba Economic Indicators, Year-to-date Growth, 2026

Source: Statistics Canada

PROVINCE OF MANITOBA 2026/27 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 11

Labour Market

Manitoba’s diverse economy has helped support a relatively strong labour market amid ongoing global economic uncertainty. Following annual employment growth of 1.6 per cent in 2025, employment is up 1.9 per cent on a year-to-date basis to August 2026 compared with the same period last year. Employment growth in 2026 has been driven by gains in both full-time and part-time positions, with full-time employment increasing 1.3 per cent and part-time employment rising 5.0 per cent as of August. The strength in employment growth contributed to Manitoba maintaining the lowest unemployment rate in Canada, at 5.4 per cent on a year-to-date average basis.

Manitoba’s annual average weekly earnings of employees increased by 3.6 per cent in 2024, followed by a growth of 2.5 per cent in 2025. As of June 2026, year-to-date average weekly earnings are up by 4.6 per cent, above the rate of inflation.

Inflation

In 2025, Manitoba recorded an average inflation rate of 2.7 per cent. Inflationary pressures have continued in 2026. On a year-to-date basis, inflation averaged 3.6 per cent, above the Bank of Canada’s target range of 1 to 3 per cent.

Inflation in Manitoba has been driven largely by external events, including higher gasoline prices, due to the closure of the Strait of Hormuz. Ongoing supply constraints related to the conflict in the Middle East have contributed to higher energy costs, with gasoline prices increasing 20.9 per cent year over year in August, making gasoline a key contributor to overall inflation.

International Trade

The United States remains Manitoba’s largest export market, accounting for 66.0 per cent of the province’s domestic exports so far in 2026. Manitoba’s trade performance through July shows total exports of $10.8 billion, down 8.8 per cent on a year-to-date basis. At the same time, total imports rose 11.1 per cent to $21.0 billion.

The decline in exports to other countries was largely driven by lower exports to the United States (-12.0 per cent), partly offset by increased exports (+7.4 per cent) to China, Manitoba’s second largest export destination.

12 PROVINCE OF MANITOBA 2026/27 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE

Population

Manitoba’s July 1, 2026, population is estimated at 1,517,379, making it the fifth most populous province and accounting for 3.6 per cent of Canada’s population. Compared to July 1, 2025, the population estimate increased by 8,797 people (+0.58 per cent), from 1,508,582. This is Manitoba’s smallest population growth rate increase for a July-July period since 2006/07.

Manitoba’s smaller July-July population increase was primarily driven by a net reduction of 6,814 non-permanent residents, including temporary foreign workers and international students. This reflects a broader national trend as the federal government seeks to reduce temporary resident volumes and moderate population growth. Despite the decline in temporary international migration, Manitoba continued to benefit from permanent international migration, recording a net inflow of 16,673 persons (19,345 immigrants less 2,

Manitoba’s slower population growth may moderate future labour force growth, household consumption, and housing demand over time; however, this effect is not yet evident across the broader year-to-date economic indicators, which remain positive. Continued gains from permanent international migration growth may partially offset population losses associated with the decline in non-permanent residents. Overall, demographic trends should be viewed as a future moderation risk for Manitoba’s economic outlook rather than evidence of current broad-based weakness.

12-Month Population Growth Components, July 1 to June 30, Manitoba

Source: Statistics Canada

PROVINCE OF MANITOBA 2026/27 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 13